UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

HERON LAKE BIOENERGY, LLC

(Name of Issuer)

Class A and Class B units

(Title of Class of Securities)

None

(CUSIP Number)

Davis, Brown, Koehn, Shors & Roberts, P.C.

Attn: Amy R. Piepmeier

215 Tenth Street, Suite 1300

Des Moines, IA 50309

515-288-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box : ☐   .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None
1.	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Granite Falls Energy, LLC 41-1997390
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). WC, BK, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	Sole Voting Power 39,475,824*
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 39,475,824*
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,475,824*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.65%*
14.	Type of Reporting Person 00 (LLC)

*See Item 5 of this Schedule 13D.

CUSIP No.: None
1.	Name of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Project Viking, L.L.C. 25-1922419
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). WC, BK, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	Sole Voting Power 39,420,949*
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 39,420,949*
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,420,949*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 50.58%*
14.	Type of Reporting Person 00 (LLC)

*See Item 5 of this Schedule 13D.

Amendment No. 6 to Schedule 13D

The Schedule 13D filed with the Securities and Exchange Commission on October 21, 2008, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on July 9, 2010, Amendment No. 2 filed with the Securities and Exchange Commission on December 3, 2010, Amendment No. 3 filed with the Securities Exchange Commission on May 25, 2011, Amendment No. 4 filed with the Securities Exchange Commission on August 12, 2013, and Amendment No. 5 filed with the Securities Exchange Commission on March 7, 2017. The original Schedule 13D and all amendments thereto are collectively referred to as the “Schedule 13D”.

This Amendment No. 6 to Schedule 13D (this “Amendment”) is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. Pursuant to this Amendment, the items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Except as set forth in this Amendment, Schedule 13D is not being amended and remains in full force. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in Schedule 13D.

Pursuant to this Amendment, Item 5 and Item 7 is hereby amended as follows:

Item 5.Interest in Securities of the Issuer.

(a) - (b)The Reporting Persons, collectively, beneficially own the following Units of the Issuer as of April 1, 2017:

Class of Units	Aggregate Number Owned	Percentage
Class A Units	24,475,824+	38.89%+
Class B Units	15,000,000	100.00%
Total Units	39,475,824	50.65%

Project Viking may be deemed to beneficially own and share the power to vote, direct the vote, dispose or direct the disposition of the 39,420,949 Units, comprised of 24,420,949 Class A Units and 15,000,000 Class B Units of the Issuer, that are beneficially directly owned by Project Viking.  Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Exchange Act, GFE may be deemed to beneficially own and have the sole power to vote, direct the vote, dispose or direct the disposition of the 54,875 Class A Units beneficially directly owned by GFE and the 39,420,949 Units beneficially directly owned by Project Viking by virtue of being the sole holder of 100% of the membership interests of Project Viking.

All information as to percentage ownership of the Issuer’s Units set forth in this Amendment is based on 77,932,107 Units of the Issuer issued and outstanding as of February 28,  2017, consisting of 62,932,107 Class A Units and 15,000,000 Class B Units, as reported in the Issuer’s in its Form 10Q for the quarterly period ended January 31, 2017  and filed with the Securities and Exchange Commission on March 17, 2017.

The individual governors and executive officers of the Reporting Persons disclaim beneficial ownership of the Units that are, or may be deemed to be, beneficially owned by the Reporting Persons.  This report shall not be construed as an admission that such persons are the beneficial owners of such Units for any purpose.

(c)Since the last filing of this Schedule 13D on March 7, 2017, the following Units of Issuer were acquired:

Effective as of April 1, 2017, GFE acquired a total of 54,875 Class A Units of the Issuer in a private transaction at a price of $0.85 per unit.  The purchase of these Class A Units was subject to approval by the Issuer’s board of governors, which approved the purchase and transfer of the Units effective as of April 1, 2017.

Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in Units during the past 60 days.

(d)No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e)Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Exhibit Name
99.1	Limited Power of Attorney - Project Viking, L.L.C.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  April 4, 2017

Granite Falls Energy, LLC

By:/s/ Stacie Schuler

Its:Chief Financial Officer

Project Viking, L.L.C.

By:/s/ Stacie Schuler

Its:Stacie Schuler, as attorney-in-fact